SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ANNUAL GENERAL MEETING OF RYANAIR HOLDINGS PLC HELD ON 24th SEPTEMBER 2015

RESULTS

Each of the Resolutions put to the Annual General Meeting on 24th September 2015 was decided on a show of hands. All Resolutions were carried. Results of proxy votes are set out in the following table. Details of the Resolutions are contained in the Notice of Meeting, which is available on the Ryanair website.

	Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc. Withheld)
	Number	Percentage%	Number	Percentage%		Number	Number
Resolution 1	984,254,283	99.28%	7,163,218	0.72%	991,417,501	938,653	992,356,154
Resolution 2	753,357,074	81.04%	176,207,196	18.96%	929,564,270	62,791,884	992,356,154
Resolution 3A	825,114,863	86.03%	134,033,884	13.97%	959,148,747	33,206,407	992,355,154
Resolution 3B	936,526,866	96.45%	34,427,139	3.55%	970,954,005	21,402,149	992,356,154
Resolution 3C	925,937,243	93.62%	63,105,015	6.38%	989,042,258	3,313,896	992,356,154
Resolution 3D	918,179,271	93.60%	62,756,595	6.40%	980,935,866	11,420,288	992,356,154
Resolution 3E	927,127,624	95.49%	43,824,589	4.51%	970,952,213	21,403,941	992,356,154
Resolution 3F	926,754,011	93.70%	62,288,235	6.30%	989,042,246	3,313,908	992,356,154
Resolution 3G	970,820,067	98.53%	14,472,940	1.47%	985,293,007	7,063,147	992,356,154
Resolution 3H	943,948,908	95.48%	44,681,315	4.52%	988,630,223	3,725,931	992,356,154
Resolution 3I	830,754,100	85.56%	140,198,513	14.44%	970,952,613	21,403,541	992,356,154
Resolution 3J	944,419,374	95.53%	44,211,849	4.47%	988,631,223	3,724,931	992,356,154
Resolution 3K	992,305,070	99.99%	49,692	0.01%	992,354,762	1,392	992,356,154
Resolution 3L	936,317,166	96.44%	34,605,120	3.56%	970,922,286	21,403,541	992,325,827
Resolution 4	980,796,150	98.84%	11,559,904	1.16%	992,356,054	100	992,356,154
Resolution 5	978,368,969	98.77%	12,173,295	1.23%	990,542,264	1,813,890	992,356,154
Resolution 6	990,560,106	99.82%	1,795,108	0.18%	992,355,214	940	992,356,154
Resolution 7	989,835,055	99.75%	2,521,099	0.25%	992,356,154	0	992,356,154
Resolution 8	990,566,231	100.00%	8,286	0.00%	990,574,517	1,781,637	992,356,154
Resolution 9	990,567,446	100.00%	7,471	0.00%	990,574,917	1,781,237	992,356,154
* As “Votes Withheld” are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24, September, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary